Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 25, 2021

Ronald (Ron) E. Alper
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. Amendment No. 1 to Registration Statement on Form S-1 Filed February 11, 2021 File No. 333-252044

Dear Mr. Alper:

On behalf of our client, Roth CH Acquisition III Co. (the “Company”), we hereby provide a response to the comment issued in a letter dated February 17, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Ron Alper February 25, 2021 Page 2

Amendment No. 1 to Form S-1 filed February 11, 2021

General

1.	We note that the fee table on the facing page and your legality opinion indicate that the registration statement is registering the shares underlying the warrants. We also note the disclosure in the Exercise Price section of the Summary on page 11 that “[i]t is our current intention to have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock in effect promptly following consummation of an initial business combination.” Please revise your disclosure throughout the prospectus to clarify that the registration statement is registering the shares underlying the warrants..

Response: The disclosure on pages 11, 79, F-12 and A-3 of the Amended S-1 has been revised in response to the Staff’s comment.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner